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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

MANHATTAN ASSOCIATES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

562750 10 9

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 562750 10 9			Page 2 of 6 Pages

1.	Name of Reporting Person: Alan J. Dabbiere		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,118,259(1)

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,118,259(1)

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,118,259(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.68%

12.	Type of Reporting Person: IN

(1)	Includes 10,000 shares issuable pursuant to presently exercisable options and 1,108,259 shares held by Pegasys Systems Incorporated (“Pegasys”), a corporation controlled by Mr. Dabbiere, 80% of the equity interest of which is held by a trust for the benefit of Mr. Dabbiere’s siblings, certain extended relatives and any future descendants. Mr. Dabbiere disclaims beneficial ownership of the shares held by Pegasys which are allocable to the interest held by the trust.

2

CUSIP No. 562750 10 9	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Manhattan Associates, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2300 Windy Ridge Parkway, Suite 700

Atlanta, GA 30339

Item 2(a)	Name of Person Filing:

Alan J. Dabbiere

Item 2(b)	Address of Principal Business Office or, if None, Residence:

2300 Windy Ridge Parkway, Suite 700

Atlanta, GA 30339

Item 2(c)	Citizenship:

U.S. Citizen

Item 2(d)	Title of Class of Securities:

Common Stock, $.01 par value per share

Item 2(e)	CUSIP Number:

562750 10 9

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act. (15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act. (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act. (15 U.S.C. 78c)

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940. (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Section 240. 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act. (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act of 1940. (15 U.S.C. 80a-3)

CUSIP No. 562750 10 9	13G	Page 4 of 6 Pages

(j)	☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [  ]

       Not applicable

Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

(a)	Amount Beneficially Owned: 1,118,259 (1)

(b)	Percent of Class: 3.68%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,118,259 (1)

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,118,259 (1)

(iv)	Shared power to dispose or to direct the disposition of: -0-

(1)	Includes 10,000 shares issuable pursuant to presently exercisable options and 1,108,259 shares held by Pegasys Systems Incorporated (“Pegasys”), a corporation controlled by Mr. Dabbiere, 80% of the equity interest of which is held by a trust for the benefit of Mr. Dabbiere’s siblings, certain extended relatives and any future descendants. Mr. Dabbiere disclaims beneficial ownership of the shares held by Pegasys which are allocable to the interest held by the trust.

      Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Section 240. 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

      Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of

CUSIP No. 562750 10 9	13G	Page 5 of 6 Pages

the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

      Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13-1(d), attach an exhibit stating the identification of the relevant subsidiary.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      If a group has filed this schedule, pursuant to Section 240. 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identification of each member of the group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

      Not applicable.

Item 10. Certification.

      Not applicable.

CUSIP No. 562750 10 9	13G	Page 6 of 6 Pages

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2004
By: /s/ Alan J. Dabbiere

Alan J. Dabbiere

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

      Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).